IPI   FUNDRAISING
                          [LOGO] INCORPORATED



                           September 29, 2005



U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549

Attn:  Ms. Karen Garnett
       Mr. Owen Pinkerton

VIA:   EDGAR AND FACSIMILE

Re:    IPI Fundraising, Inc.
       Registration Statement on Form S-4
       SEC File No. 333-122696

       Dear Ms. Garnett and Mr. Pinkerton:

       In connection with the above-captioned pending registration statement, IPI Fundraising, Inc. acknowledges that:

     A. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     B. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     C. The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,



/s/Justin DiNorscia






         4 Mill Park Court . Newark, DE 19713 . www.ipifundraising.com Toll Free: 800.238.7916 . Phone: 302.366.8992 . Fax: 302.366.8995